UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25


                           NOTIFICATION OF LATE FILING

       (Check One): [X] Form 10-K [ ] Form 20-F [ ]Form 11-K [ ]Form 10-Q
                          [ ] Form N-SAR [ ] Form N-CSR

                         For Period Ended: June 30, 2005
                                           -------------

                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR

                        For the Transition Period Ended:

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                         PART I - REGISTRANT INFORMATION

                             ACCUPOLL HOLDING CORP.
                             ----------------------
                             Full name of Registrant

                        WESTERN INTERNATIONAL PIZZA CORP.
                        ---------------------------------
                            Former Name if Applicable

                          15101 Red Hill Ave., Suite 220
                          -----------------------------
            Address of Principal Executive Office (Street and Number)

                                Tustin, CA 92780
                                ----------------
                            City, State and Zip Code

                        PART II - RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     |(a) The reasons described in reasonable detail in Part III of this form
     |    could not be eliminated without unreasonable effort or expense;
     |(b) The subject annual report, semi-annual report, transition report on
     |    Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR, or portion
  [X]|    thereof, will be filed on or before the fifteenth calendar day
     |    following the prescribed due date; or the subject quarterly report or
     |    transition report on Form 10-Q, or portion thereof will be filed on or
     |    before the fifth calendar day following the prescribed due date; and
     |(c) The accountant's statement or other exhibit required by Rule 12b-25(c)
     |    has been attached if applicable.

                              PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The compilation, dissemination and review of the information required to be presented in the Form 10-K for the relevant period has imposed time constraints that have rendered timely filing of the Form 10-K impracticable without undue hardship and expense to the registrant. Management is still in the process of completing its assessment of the registrant's internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 and the rules promulgated thereunder. The registrant undertakes the responsibility to file such report no later than fifteen days after its original prescribed due date.

                           PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

               Diana Dimadi            (949)             200-4000
               ------------            -----             --------
                  (Name)            (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). Yes [ ] No [X]

          The registrant has not filed one or more current reports on Form 8-K relating to agreements amending the payment terms of the registrant's outstanding debentures.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes [X] No [ ]

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          The registrant's results of operations for the year ended June 30, 2005 will disclose a significant change from the corresponding year ended June 30, 2004. In June 2005 management determined to discontinue the operations of its wholly owned subsidiary, Z prompt, Inc. Accordingly, the statements of operations for the years ended June 30, 2005, 2004 and 2003 will present the operations of Z prompt, Inc. separate from results from continuing operations. There are no material charges resulting from the discontinuance of Z prompt, Inc.

          Net loss from continuing operations for the year ended June 30, 2005 compared to the year ended June 30, 2004 decreased to approximately $10 to $11 million for 2005 from approximately $12 million for 2004 and the loss from discontinued operations were approximately $1 to $1.5 million for 2005 and approximately $3.3 million for 2004. Although the registrant recorded its initial revenues from its voting systems in 2005, there were no significant net sales from continuing operations for either 2005 or 2004. Expenses for 2005 include amortization of capitalized software costs of approximately $2.8 million while there were no software amortization costs in 2004. Professional fee and interest expenses both declined in 2005 relative to 2004. The results of operations for the year ended June 30, 2004 include a loss on disposal of investment of $1.2 million; there are no related charges in 2005.

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                             ACCUPOLL HOLDING CORP.
                             ----------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: September 14, 2005                       By: /s/ William E. Nixon
      ------------------                           ---------------------
                                                   William E. Nixon
                                                   Chief Executive Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.